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                             November 1, 2021

       Susan Wiseman
       General Counsel
       Braze, Inc.
       330 West 34th Street, Floor 18
       New York, New York 10001

                                                        Re: Braze, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-260428

       Dear Ms. Wiseman:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Stock Compensation and Common Stock Valuations, page 86

   1. Tell us how you determined the fair value of your outstanding stock options and restricted stock units issued as
compensation subsequent to January 31, 2021, and for any stock incentives granted
through the date of your response letter. Describe in detail the valuation methodology
and significant assumptions that you used in estimating the fair value. In order to help
us evaluate your estimates, please provide a schedule showing for each type of stock
incentive:
                                                            the grant dates;
 Susan Wiseman
Braze, Inc.
November 1, 2021
Page 2
          the grantees;
          vesting terms;
          estimated fair value of the stock incentives;
          the total amount of compensation cost; and the amount recognized as expense.
      We may have additional comments when you disclose the anticipated offering price.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameSusan Wiseman
                                                          Division of
Corporation Finance
Comapany NameBraze, Inc.
                                                          Office of Technology
November 1, 2021 Page 2
cc:       Nicole Brookshire
FirstName LastName